Sadie R. Gordon
Counsel
Law Department
Direct Dial:	(860) 843-5283
Fax:	(860) 843-8665

March 25, 2011

Michael L. Kosoff, Esq.

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

Washington, DC 20549-8629

Re:                               Hartford Life Insurance Company Separate Account Eleven

485(a) Filing to Registration Statement on Form N-4

File Nos. 333-72042; 811-10559

Dear Mr. Kosoff:

Presented below and attached hereto please find specific responses to each of your comments and questions from March 23, 2011:

1.              Cover Page (p.1)

Please update or remove the chart showing the portfolio name changes.

Response:  Agreed

2.              Fund Line-Up (p. 5)

Please remove the sentence for the list of the Sub-Accounts for the fund line-up as this list was already provided on pages 1 through 4.

Response:  Agreed

3.              Fee Table (pp 9-11)

a.               Please define the term Plan as used in caps in this subsection and as used in several other subsections or place the term in lower case letters.

Response: Agreed

b.              Please move the loan administration fee to the table of periodic expenses as this charge is a recurring charge.

Response:  Agreed

200 Hopmeadow Street
Simsbury, CT 06089

Michael L. Kosoff, Esq.

March 25, 2011

c.               Please provide the loan interest rate in the fee table.  Please note that you are permitted to show the net interest rate if you include the gross interest and crediting rate of the loan in a footnote to the fee table.

Response:  The Hartford does not believe that the loan interest rate should be disclosed in the fee table because the loan interest rate is not payable to The Hartford but rather to the Participant’s Account, as disclosed in the section entitled “May I request a loan from my Participant Account?”  In other words, the interest is added to the value of the Participant’s Account.

d.              In footnote 5, please clarify what the current fee is until January 1, 2012.

Response:  The Hartford respectfully submits that the current annual maintenance fee (AMF) will fluctuate up to but not exceed $30.00 until January 1, 2012.

e.               In footnote 5, please clarify in the table that the dollar figure reflects the current annual maintenance fee.

Response:  The Hartford respectfully submits that the current AMF will not exceed the maximum AMF of $30.00; however, The Hartford has added additional disclosure stating that the graduated rate set forth in the table is effective, January 1, 2012. Additionally, The Hartford may charge an additional amount up to the maximum AMF of $30.00 for plans negotiating additional services under the Contract.

4.              Example Tables (pp. 10-11)

a.               When showing the expenses at the Mortality and Expense (M&E) levels, please reflect the highest M&E first.

Response:  Agreed

b.              Please clarify that the dollar fees reflected in the table will be the current AMF.

Response:  The Hartford confirms that the dollar fee reflected in the example table will be the current maximum AMF of $30.00.

5.              Fee Table (pp 9-11)

a.               Please clarify that the graduated fee does not begin until January 1, 2012.

Response:  The Hartford respectfully submits that the graduated AMF will not begin until January 1, 2012.

b.              Please clarify what the current fee is until January 1, 2012.

Response:  Please see our response to comment 3e above.

6.              Death Benefits (p. 28)

a.               When death takes place prior to age 65 please clarify whether the credit to total Contribution for partial surrenders is taken out on a dollar for dollar basis or some other basis.  If some other basis, please provide that basis and provide a brief example.

Response:  The Hartford confirms that if a Participant dies before age 65, the reduction to the death

Michael L. Kosoff, Esq.

March 25, 2011

benefit payable will be calculated on a dollar for dollars basis based on total Contributions minus partial surrenders, not repaid.

b.              Please also explain whether total Contribution is also reduced to reflect any outstanding loans.

Response:  The Hartford confirms that if a Participant dies before age 65, the death benefit payable will be the total Contributions minus any outstanding loan balance.

7.              Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Response: Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Sincerely,

/s/ Sadie R. Gordon

Sadie R. Gordon